Achieve Clinics, Inc.

Financial statements for the year ended

December 31, 2023

Contents

ACHIEVE CLINICS, INC.
CONSOLIDATED BALANCE SHEET
December 31, 2023
(unaudited; in whole U.S. dollars)

ASSETS

Current assets:		
Cash and cash equivalents	$	74,672
Accounts receivable	$	2,880
Inventories		-
Prepaid expenses		
Other current assets		-
Total current assets		77,552
Property, plant, and equipment		624
TOTAL ASSETS	$	78,176

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:		
Accounts payable	$	89,509
Credit cards payable		5,119
Total current liabilities		94,629
Long-term liabilities:		
Shareholder loans		87,265
Total long-term liabilities		87,265
TOTAL LIABILITIES		181,893
Shareholders' equity:		
Common stock, 1,000,000 shares authorized,		
820,000 issued and outstanding, $0.0001 par value		43
Retained Earnings		(38,688)
SAFE Investments		10,000
Net Income		(75,072)
TOTAL SHAREHOLDERS' EQUITY		(103,717)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		78,176

ACHIEVE CLINICS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
Year ended December 31, 2023
(unaudited; in whole U.S. dollars)

REVENUE	$	**3,071**
COST OF GOODS SOLD		**1,591**
Gross profit		**1,480**
OPERATING EXPENSES:		
Research and development expenses		-
Selling, general, and administrative expenses:		
Accounting fees		3,018
Computing – website, hosting		(54)
Computing – software, other services		338
Conferences and training		102
Depreciation expense		110
Legal expense		59,642
Meals and entertainment		881
Office supplies		180
Outside services		6,300
Professional fees		1,458
Travel expenses		1,491
Other miscellaneous expenses		3,087
Total selling, general, and administrative expenses		76,552
Total operating expenses		**76,552**
NET OPERATING PROFIT (LOSS)		**(75,072)**
OTHER INCOME/(EXPENSE):		
Interest expense, net		-
NET INCOME (LOSS)		**(75,072)**

ACHIEVE CLINICS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
Year ended December 31, 2023
(unaudited; in whole U.S. dollars)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net earnings (loss)	$ (75,072)
Adjustments to reconcile net income to net cash from operations:	
Depreciation and amortization	
(Increase) decrease in assets:	
Accounts receivable	(2,880)
Inventories	-
Increase (decrease) in liabilities:	
Accounts payable	75,295
Credit cards payable	5,103
Net cash from operating activities	**2,446**

CASH FLOWS FROM INVESTING ACTIVITIES:

Acquisition of property and equipment	(624)
Net cash from investing activities	**(624)**

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from shareholder loans	78,665
Proceeds from issuance of common stock	43
Retained earnings	(19,147)
SAFE investments	10,000
Net cash from financing activities	**69,560**
NET INCREASE (DECREASE) IN CASH	**71,382**
CASH AT BEGINNING OF PERIOD	**3,290**
CASH AT END OF PERIOD	**74,672**